April 1, 2013
HORACE L. NASH		EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

BY EDGAR

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Diamond Foods, Inc.

Form 10-K for the Year Ended July 31, 2012

Filed December 7, 2012

File No. 0-51439

Dear Mr. Horowitz:

On behalf of Diamond Foods, Inc. (“Diamond”), please be advised that Diamond has informed us that it intends to submit its response to your comment letter referenced above within five business days the originally requested response date, or no later than April 12, 2013.

Should you have any questions regarding the timing of Diamond’s response, please contact the undersigned at (650) 335-7934.

Sincerely,

/s/ Horace L. Nash

HORACE L. NASH

HLN:tgg